

October 11, 2011

<u>Via E-Mail</u>
Robert Schneiderman, CEO
ScripsAmerica, Inc.
77 McCullough Drive, Suite 7
New Castle, Delaware 19720

> **Re: ScripsAmerica, Inc.**
> **Amendment No. 2 to Form S-1**
> **File No. 333-174831**
> **Filed September 26, 2011**

Dear Mr. Schneiderman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Description of Business, page 18</u>

1.   We note your response to comment eight of our letter dated September 9, 2011, and we reissue it in part. Please revise to clarify how the end users order your products through McKesson. For example, it is unclear if you sell unique packaging or quantities that are only available via McKesson through you, or if McKesson has other suppliers that offer the same products with similar pricing. Also, please clarify what obligation McKesson has to honor an end user's request to purchase your products compared to other vendors and if there are any incentives for end user's to request you as the supplier (i.e. whether you offer lower pricing in unique packaging).

2.   We note your response to comment 11 of our letter dated September 9, 2011, and we reissue it. The IMS Health Report you provided with your response letter does not reference Compound SA 1022. Please explain to us how this document supports your

sales figures for Compound SA 1022. Also, this document does not appear to be complete.

3.   We note your response to comment 13 of our letter dated September 9, 2011, and we reissue it. We do not understand why your response indicates that you no longer need FDA approval for your ODT product because the underling formula is an over-the-counter medicine. Your disclosure throughout your registration statement discusses your need for various levels of FDA approval for your ODT product. For example, on page 19, you describe how you outsourced the development of your ODT drug to Marlex and how they are expected to pay $935,000 for the FDA approval process. Please advise or revise. Also, please provide us the basis for your belief that you will be able to develop an ODT product and bring it to market in nine months.

4.   We note your response to comment 15 of our letter dated September 9, 2011, and we reissue it in part. Please revise to identify the manufacturer of Compound SA 1022 and disclose the product's commonly known name or brand name. Please discuss the steps that the company could take to protect their product line. For example, please clarify if you take steps to start the DESI testing process, whether this manufacturer could also seek to obtain exclusivity for Compound SA 1022.

Executive Compensation, page 50

5.   We note your response to comment 29 of our letter dated September 9, 2011, and we reissue it in part. Please revise to clarify the details of the resolution that provided the clawback for the grant of stock to Mr. Andrews in June 2011. In particular, please describe the circumstances where the clawback would result in the return of the stock to the company.

6.   We note your response to comment 30 of our letter dated September 9, 2011, and we reissue it in part. The value of all of Mr. Andrews' stock awards on June 2010 should be included in the Summary Compensation Table, regardless of whether they have vested at the fiscal year end. Also, since Mr. Andrews has unvested stock awards at December 31, 2010, you must provide an Outstanding Equity Awards at Year End Table that complies with Item 402(p) of Regulation S-K. Please revise accordingly.

Financial Statements for the Interim Periods Ended June 30, 2011 and 2010

10 – Stockholder's Equity

Warrants, page F-9

7.   We read your response to comment 18, and note that you have restated your financial statements for the three and six month periods ended June 30, 2011. Please revise your

financial statements to clearly indicate on the face of your financial statements that they have been restated. In addition, please include a note to your financial statements that includes the disclosures required by FASB ASC 250-10-50-7. If you believe such disclosure is not required, tell us why and provide us with your SAB 99 analysis supporting your position.

8.   We reviewed your response to our prior comment 19, noting you used one company to determine the expected volatility assumption related to the fair value of your warrants. Your response did not address our comment. Please explain to us how the use of one company to determine this assumption is consistent with FASB ASC 718-10-30-20 or provide us with the authoritative accounting literature supporting your position.

Part II

Exhibits

9.   We note your response to comment 33 of our letter dated September 9, 2011, and we reissue it in part. Please file an exhibit that provides a written description of all the material terms of your oral loan agreement with Marlex. Please see Compliance & Disclosure Interpretations Question 146.04 for guidance. Also, consider adding a risk factor that discusses your ability to enforce your loan agreements with Marlex due to the informal nature of the loans or advise us why a risk factor is not needed. Further, please disclose the material terms of your Curing Capital Agreement in the appropriate places in your registration statement.

        You may contact Blaise Rhodes (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any other questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director